Exhibit 3.2

Exhibit OL2018

Series Designation of

Series OL2018, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and upon the execution of this Exhibit OL2018 by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series OL2018, a series of Commonwealth Thoroughbreds LLC (“Series OL2018”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit OL2018”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series OL2018, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	December 10, 2019

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series OL2018 and shall continue to act as the Managing Member of Series OL2018 until dissolution of Series OL2018 pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Assets of Series OL2018 shall comprise a 75% interest in a yearling colt born in February 2018 by Orb out of Latique by Elusive Quality, which will be acquired by Series OL2018 upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series OL2018 from time to time, as determined by the Managing Member in its sole discretion

Management Fee	The following percentages of Free Cash Flow distributed to Series members in accordance with Section 7.1 during the preceding quarter:

● 10% of Free Cash Flow until Series members have received aggregate distributions per Unit equal to the purchase price they paid per Unit; and thereafter

● 20% of Free Cash Flow from Racing Activities; and

● 30% of Free Cash Flow from Breeding Activities and Asset Sales.

Purpose	As stated in Section 2.4

Issuance	Subject to Section 6.3(a)(i), the maximum number of Series OL2018 Units the Company can issue is 2,970.

Number of Series OL2018 Units held by the Managing Member and its Affiliates	The Managing Member, together with its affiliates, must hold a minimum of 2% and a maximum of 10% of the Series OL2018 Units as of the closing of the Initial Offering.

Broker	North Capital Private Securities Corporation

Brokerage Fee

Up to 1.0% of the purchase price of the Units from Series OL2018 sold at the Initial Offering of the Series OL2018 Units (excluding the Series OL2018 Units acquired by any Person other than Investor Members)

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series OL2018 Units.

Voting

Subject to Section 3.5, the Series OL2018 Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series OL2018 Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series OL2018 Units then Outstanding shall be required for:

● any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series OL2018 Units;

● mergers, consolidations or conversions of Series OL2018 or the Company; and

● all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series OL2018 Units voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series OL2018 Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series OL2018 Units other than in accordance with Section 3.7.

Sourcing Fee	10% of the total cost to acquire the Series Asset, payable in cash or Series OL2018 Units, which may be waived by the Managing Member in its sole discretion.

Organizational Fee

3% of the proceeds received from the offering of the Series OL2018 Units payable to reimburse the to the Manager for legal, accounting and compliance expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series OL2018 Units and all subsequent offerings.

Other rights

Holders of Series OL2018 Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series OL2018 Units.

Officers	There shall initially be no specific officers associated with Series OL2018, although, the Managing Member may appoint Officers of Series OL2018 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit OL2018	As stated in Article XIII

Executed as of as of the 10th day of December 2019.

COMMONWEALTH THOROUGHBREDS LLC

By:	Commonwealth Markets, Inc., as managing member

By	/s/ Brian Doxtator

Title:	Chief Executive and Chief Financial Officer